EXHIBIT 4.1

COMMON STOCK   COMMON STOCK

M NUMBER   SHARES

[GOODYEAR LOGO]

INCORPORATED UNDER THE LAWS OF THE STATE OF OHIO

THE GOODYEAR TIRE & RUBBER COMPANY

THIS CERTIFICATE IS TRANSFERABLE IN THE CITY OF NEW YORK.

SEE REVERSE FOR
CERTAIN DEFINITIONS
CUSIP 382550 10 1

This is to Certify that

is the owner of

FULL-PAID AND NON-ASSESSABLE SHARES WITHOUT PAR VALUE OF THE COMMON STOCK OF

The Goodyear Tire & Rubber Company transferable on the books of the Corporation in person or by duly authorized attorney upon surrender of this certificate properly endorsed. This certificate is not valid until countersigned by the Transfer Agent and registered by the Registrar.

Witness the seal of the Corporation and the signatures of its duly authorized officers.

Dated   The Goodyear Tire & Rubber Company.

/s/ C. T. Harvie   /s/ Samir Gibara
    SECRETARY   CHAIRMAN OF THE BOARD

COUNTERSIGNED AND REGISTERED:
     EQUISERVE TRUST COMPANY, N.A.   TRANSFER AGENT
BY   AND REGISTRAR.

                                                                      AUTHORIZED SIGNATURE.

THE GOODYEAR TIRE & RUBBER COMPANY

THE GOODYEAR TIRE & RUBBER COMPANY WILL MAIL, WITHOUT CHARGE, TO THE REGISTERED HOLDER OF THIS CERTIFICATE A COPY OF THE EXPRESS TERMS (AS SET FORTH IN THE ARTICLES OF INCORPORATION AND THE CODE OF REGULATIONS OF THE CORPORATION) OF THE SHARES OF THE COMMON STOCK OF THE CORPORATION AND OF OTHER CLASSES OR SERIES OF SHARES, IF ANY, WHICH THE CORPORATION IS AUTHORIZED TO ISSUE WITHIN FIVE DAYS AFTER RECEIPT OF A WRITTEN REQUEST THEREFOR, ADDRESSED TO THE SECRETARY OF THE CORPORATION, AKRON, OHIO 44316.

This certificate also evidences and entitles the holder hereof to certain Rights as set forth in a Rights Agreement between THE GOODYEAR TIRE & RUBBER COMPANY and FIRST CHICAGO TRUST COMPANY OF NEW YORK, as Rights Agent, dated as of June 4, 1996 (the "Rights Agreement"), the terms of which are hereby incorporated herein by reference and a copy of which is on file at the principal executive offices of THE GOODYEAR TIRE & RUBBER COMPANY. Under certain circumstances, as set forth in the Rights Agreement, such Rights will be evidenced by separate certificates and will no longer be evidenced by this certificate. THE GOODYEAR TIRE & RUBBER COMPANY will mail to the holder of this certificate a copy of the Rights Agreement (as in effect on the date of mailing) without charge promptly after a receipt of a written request therefor. Under certain circumstances, Rights which are or were beneficially owned by Acquiring Persons or their Affiliates or Associates (as such terms are defined in the Rights Agreement), and any subsequent holder of such Rights, may become null and void.

Explanation of Abbreviations:

The following abbreviations, when used in the inscription on the face of this certificate, shall be construed as though they were written out in full according to applicable laws or regulations:

TEN COM	as tenants in common	JT TEN	as joint tenants with right of
TEN ENT	as tentants by the entireties		survivorship and not as tenants in common
		UNIF GIFT MIN ACT	Uniform Gifts to Minors Act

Additional abbreviations may also be used though not in the above list.

ASSIGNMENT

For value received, _____ hereby sell, assign and transfer unto

(Please Print or Type Name and Address of Assignee)

Name

_____

Street

_____

City, State and Zip Code

Insert here Social Security or Other
  Identifying Number of Assignee

SHARES

(Please Print or Type Name and Address of Assignee)

Name

_____

Street

_____

City, State and Zip Code

Insert here Social Security or Other
  Identifying Number of Assignee

SHARES

of the capital stock represented by the within Certificate and do hereby irrevocably constitute and appoint _____ _____ Attorney to transfer the said stock on the books of the within named Corporation with full power of substitution in the premises.

Issue certificate to the same owner as shown on the face of this certificate for any shares not assigned above   SHARES

Dated _____

X

_____
(The signature here must correspond with the name as written upon the face of the certificate in every particular, without alteration or enlargement or any change whatever.)
SIGNATURE GUARANTEED:

EquiServe Trust Company, N.A. is the successor Rights Agent to the above-referenced Agreement.